IMPERIAL METALS CORPORATION

August 5, 2003



03 AUG 15 AM 7:21

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 – 5th Street NW
Washington, DC USA 20549

Dear Sirs,

Re: File No. 82-34714

We enclose a copy of Form 1 – Change in Outstanding and Reserved Securities submitted to the Toronto Stock Exchange on August 5, 2003.

Yours truly,

Imperial Metals Corporation

Sabine Goetz
in the absence of: Rio Budhai, Assistant Corporate Secretary
direct 604.488.2657

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

encl.

8/15

Suite 200 – 580 Hornby Street, Vancouver, BC V6C 3B6
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**19,711,764**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) acquisition of Joss'alun property	25,000	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**19,736,764**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Stock Option Plan

Stock Options Outstanding — Opening Balance	**1,265,000**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Jul 22/03	Wayne Fong	July 22/02	July 22/07	$0.50	15,000
Jul 24/03	George Wight	July 22/02	July 22/07	$0.50	30,000
				SUBTOTAL	45,000

Stock Option Outstanding — Closing Balance	**1,220,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: Stock Option Plan	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		1,500,000
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**1,500,000**

All information reported in this Form is for the month of July, 2003.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Andre Deepwell

PHONE / EMAIL 604.488.2666 / andredeepwell@imperialmetals.com

DATE August 5, 2003